Michael E. Tenta	VIA EDGAR
T: +1 650 843 5636
mtenta@cooley.com

November 12, 2014

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:                             SteadyMed Ltd.

Draft Registration Statement on Form S-1

Submitted September 17, 2014

CIK No. 0001619087

Dear Mr. Riedler:

On behalf of our client, SteadyMed Ltd., a company incorporated under the laws of Israel (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 14, 2014 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on September 17, 2014 (“Draft No. 1”).

Concurrently with the submission of this letter, the Company is submitting a Confidential Draft Registration Statement (“Draft No. 2”) in response to the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Draft No. 2.

Staff Comments and Company Responses

General

1.                                      Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is submitting additional exhibits with Draft No. 2 and will submit copies of any remaining exhibits, once available, with its subsequent submissions and filings under the Securities Act of 1933, as amended (the “Securities Act”).

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

2.                                      Prior to its use, please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Draft No. 2 includes all of the proposed artwork that the Company intends to include in the printed prospectus. The Company does not currently anticipate including any additional artwork.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company acknowledges the Staff’s comment and is supplementally providing, under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.  In the event the Company determines to make additional presentations in reliance on Section 5(d) of the Securities Act, it will provide the Staff with copies of such additional written materials on a supplemental basis.

4.                                      Comments to your application for confidential treatment will be delivered under separate cover.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the redacted Supply Agreement is being submitted as Exhibit 10.3 to Draft No. 2.

Company Overview, page 1

5.                                      Please expand your disclosure to define “orphan designation” the first time this term is used.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 2 of Draft No. 2 as requested.

6.                                      Please clarify if you intend to seek orphan designation for Trevyent in the U.S. or EU.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company may seek orphan designation for Trevyent in the United States and Europe. The Company has provided additional disclosure on page 2 of Draft No. 2 regarding its plans to seek orphan designation.

7.                                      Please revise the table on pages 2 and 75 to reflect only the current stage of development for each product candidate and indication. Accordingly, please eliminate columns for planned or hoped for future events or outcomes. These are uncertain or speculative and should be discussed in the text where they can be placed in an appropriate context.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the table on pages 2 and 76 of Draft No. 2 in response to this comment.

8.                                      Please briefly state that you believe that you are a PFIC and that if you are a PFIC, U.S. holders may be liable for additional taxes and may be required to file an annual information return on IRS Form 8621. Additionally, please include the risk that you believe that you are a PFIC in your “Risk Factors Summary” on page 5.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, based on the nature of our current and expected income and the current and expected value and composition of our assets, the Company does not expect that it will be classified as a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2014. The Company has revised its disclosures on pages 6, 43 and 145 of Draft No. 2 accordingly and also respectfully advises the Staff that its disclosures on page 145 of Draft No. 2 state that U.S. holders may be liable for additional taxes and may be required to file an annual information return on IRS Form 8621.

Risk Factors

If the FDA does not conclude that Trevyent, page 12

9.                                      We note that some pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). Please expand your disclosure to explain the nature of such challenges and how, if such challenges were successful, they would impede your planned operations.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 12 of Draft No. 2 as requested.

10.                               We note that there are currently six patents published in the Orange Book in connection with Remodulin and that United Therapeutics may initiate a patent infringement lawsuit against you, which would automatically prevent the FDA from approving the NDA for Trevyent for a substantial period of time. Please include this information under a separate risk factor and identify this risk on page 5 under “Risk Factors Summary.” Additionally, please describe any patent infringement lawsuit that United Therapeutics has initiated against Sandoz in response to its ANDA for a generic form of treprostinil.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 13 of Draft No. 2 as requested.

Special Note Regarding Forward-Looking Statements and Third Party Data, page 48

11.                               We note your statement that you have not verified any third-party information. Please revise your disclosure to remove this statement as it is inappropriate to directly or indirectly disclaim liability for information provided in your prospectus.

Response: The Company acknowledges the Staff’s comment and has removed this disclosure in Draft No. 2 as requested.

Use of Proceeds, page 50

12.                               Please expand your disclosure to include the approximate amount you plan to allocate to each of the clinical studies for your existing product candidates that you expect to fund with the proceeds by indication. Additionally, please disclose whether you expect the applicable proceeds will be sufficient to fully fund each clinical trial or state what aspects of such trials you will be able to accomplish using the applicable proceeds.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 50 of Draft No. 2 as requested.

Capitalization, page 52

13.                               Please revise the presentation of this table to remove cash and cash equivalents or, alternatively, clearly indicate that it is not a component of capitalization by adding an underline or double underline under the amounts as well as a blank line.

Response: The Company acknowledges the Staff’s comment and has revised the table on page 52 of Draft No. 2 as requested.

Research and Development Expenses, page 59

14.                               We note that you plan to continue pre-clinical and clinical trials for SMT-201 and SMT-301. Please identify these product candidates. In this regard, we note that you have two product candidates named Bupivacaine AHPA and Ketorolac AHPA described in your prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 59 of Draft No. 2 as requested.

Loan from a Commercial Bank, page 65

15.                               Please disclose the material terms of the Loan and Security Agreement including interest rate provisions, repayment terms and maturity, restrictions or covenants, security interest and any other material terms.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 65 of Draft No. 2 as requested.

Contractual Obligations and Commitments, page 67

16.                               Please revise your presentation to include interest with regard to your bank loan in the table or tell us why your presentation is appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 68 of Draft No. 2 as requested.

Stock-based Compensation Expense, page 68

17.                               We may have additional comments on your accounting for stock compensation or any beneficial conversion features. Once you have disclosed an estimated offering price, please provide us with an analysis explaining significant differences between the estimated offering price and the fair value of material recent equity issuances prior to the date of effectiveness.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will continue to update the disclosures in its subsequent submissions and filings under the Securities Act as equity instruments are issued and that it will also continue to explain any fair value variances up through the filing in which the estimated offering price is included.

Business, page 73

18.                               Please expand your disclosure to identify your long-lived assets located in all foreign countries and in Israel as required by Regulation S-K Item 101(d)(1)(ii).

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 57 of Draft No. 2 as requested.

19.                               We note that Trevyent is a combination product that includes a new medical device. We also note that you did not include an IND submission in your table on pages 2 and 75. If applicable, please disclose when each IND for Trevyent was filed, the party who filed the IND, and the specific indication listed therein. If no INDs have been filed to support your clinical trials for Trevyent, please disclose why INDs were not required.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that an Investigational Drug Application, or IND, was not required for Trevyent because of the pharmaceutically equivalent nature of Trevyent and Remodulin, an approved drug.

20.                               Please describe the clinical trials that you are planning to fund with proceeds from this offering. In this regard, please provide a general description of the study including the size, duration, and purpose.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 7 and 50 of Draft No. 2 regarding planned studies.

Trevyent Development Plan, page 80

21.                               We note on page 80 that you characterize the PatchPump as “safe.” Regulatory approval of the PatchPump and Trevyent is dependent on the FDA making a determination according to criteria specified in law and agency regulations, that your product is both safe and effective. Therefore, it is premature for you to describe Trevyent or the PatchPump as safe. Accordingly, please delete language stating that the PatchPump is safe throughout your prospectus, as applicable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 81 of Draft No. 2 as requested.

22.                               We note that your planned summative usability testing will ensure that Trevyent meets all of the applicable FDA requirements. Please expand your disclosure to discuss this and any additional testing that you are planning to complete prior to submitting Trevyent’s NDA. Additionally, please describe ISO 62366 and discuss any additional testing you are planning to comply with ISO 62366.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 82 of Draft No. 2 as requested.

23.                               Please expand your disclosure to briefly describe the formative human factors studies conducted to date with 93 volunteers.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 82 of Draft No. 2 as requested.

24.                               Please briefly describe the six patents in connection with Remodulin published in the Orange Book and why you believe that Trevyent does not infringe any of these patents.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 82 and 83 of Draft No. 2 as requested.

25.                               If applicable, please explain your plans to demonstrate clinical superiority in order to obtain approval of Trevyent as an orphan drug.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 95 to 96 of Draft No. 2 as requested.

Trevyent Sales and Marketing, page 81

26.                               We note on page 13 that you state that a patent infringement lawsuit could significantly delay the marketing approval of Trevyent in the United States. Please briefly discuss how your anticipated timeline to commercialize Trevyent may be delayed if United Therapeutics initiates a patent infringement lawsuit. In this regard, please discuss how a 30 month stay related to such litigation could impact your marketing approval.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 13 of Draft No. 2 as requested.

27.                               We note that Sandoz has filed an ANDA for a generic form of treprostinil. Please expand your disclosure to briefly discuss how a generic form of treprostinil may impact your plan to price Trevyent comparably to Remodulin.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 83 of Draft No. 2 as requested.

Ketorolac AHPA, page 85

28.                               Please clarify that ketorolac is a generic drug.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 87 of Draft No. 2 as requested.

Intellectual Property, page 89

29.                               Please identify the material jurisdictions in which you have significant patent protection, and disclose the expiration dates of your significant patents by jurisdiction.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 90 of Draft No. 2 as requested.

Review and Approval of Drugs Products in the United States, page 90

30.                               If applicable, please briefly summarize the FDA’s regulatory scheme under the Orphan Drug Act, and expand your disclosure to clarify that you must demonstrate clinical superiority.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 94 to 95 of Draft No. 2 as requested.

Executive Officers, page 102

31.                               Please expand your disclosure to clarify the period of time that Mr. Rigby worked at Zogenix.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 105 of Draft No. 2 as requested.

Executive Compensation, page 118

32.                               Please provide the material terms of each executive officer’s employment agreement or arrangement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will provide additional disclosure regarding the material terms of each executive officer’s employment agreement or arrangement, once available, with its subsequent submissions and filings under the Securities Act.

Rule 144, page 146

33.                               Please state the number of shares of common stock that will be restricted securities under Rule 144 upon completion of this offering.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 149 of Draft No. 2 as requested.

Lock-Up Agreements, page 147

34.                               Please state the number of shares that are subject to a lock-up.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company update the disclosure regarding the number of shares that are subject to a lock-up in its subsequent submissions and filings under the Securities Act.

Consolidated Balance sheet, page F-4

35.                               Please revise to include the amount of preferred shares issued and outstanding for the period ended December 31, 2012.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-4 of Draft No. 2 as requested.

36.                               Please revise to include the liquidation preference of your preferred stock in accordance with ASC 505-10-50-4.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-5 of Draft No. 2 as requested.

Note 10: Shareholders’ Deficit, page F-24

37.                               In a., please include share capital information for the period ended June 30, 2014 in accordance with ASC 505-10-50-2.

Response: The Company acknowledges the Staff’s comment and has provided this disclosure for the period ended September 30, 2014 on page F-25 of Draft No. 2 as requested.

Exhibit Index

38.                               Please file the employment agreement for each of your managers.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it file the employment agreements for each of the Company’s’ managers, once available, with its subsequent submissions and filings under the Securities Act.

39.                               We note on page 87 that you have supply agreements with Bespak Europe Ltd., EaglePicher Medical Power, LLC, and Nova Laboratories Limited. Please revise your disclosure to identify the parties to the Supply Agreement filed as Exhibit 10.8. Additionally, please file your two other supply agreement as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that these agreements are not material to the company.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s agreements with Bespak Europe Ltd., EaglePicher Medical Power, LLC, and Nova Laboratories Limited are not material agreements. Each of these agreements is entered into in the ordinary course of business for a specialty pharmaceutical company, such as the Company, and none of these agreements falls within the categories set forth in Item 601(b)(10)(ii) of Regulation S-K. The Company is not substantially dependent on these agreements, the term of each of these agreements is five years or less and, in each case, alternative suppliers and service providers exist.

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Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Draft No. 2 or this response letter to me at (650) 843-5636.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Jonathan M.N. Rigby, SteadyMed Ltd.
James C. Kitch, Cooley LLP
Rose L. Standifer, Cooley LLP
Cheryl V. Reicin, Torys LLP
Mile T. Kurta, Torys LLP